EXHIBIT 99.18

Employee Share Purchase Plan, dated for reference September 1, 1998, as amended and restated June 12, 2003

ANORMED INC.

EMPLOYEE SHARE PURCHASE PLAN

Dated for reference September 1, 1998, as amended and restated as of June 12, 2003

TABLE OF CONTENTS

                                                          Page

ARTICLE 1

PURPOSE

1

1.1

General Purpose

1

ARTICLE 2

DEFINITIONS AND INTERPRETATION

1

2.1

Definitions

1

ARTICLE 3

ELIGIBILITY AND ENTITLEMENT

2

3.1

Designation of Eligible Employees

2

3.2

Purchase or Subscription Price

2

3.3

Further Participation

2

3.4

Maximum Number of Shares

2

ARTICLE 4

PARTICIPATION BY ELIGIBLE EMPLOYEES

2

4.1

Enrolment by a Participating Eligible Employee

2

4.2

Participation Voluntary

3

ARTICLE 5

SUBSCRIPTION FOR COMMON SHARES

3

5.1

Employee Contribution

3

5.2

Issue of Shares on Subscription

3

5.3

Four Month Resale Restriction

3

5.4

Representations and Warranties of Employee

3

5.5

Representations and Warranties Survive

5

5.6

Further Assurances

5

ARTICLE 6

AMENDMENT AND TERMINATION OF PLAN

6

6.1

Amendment, Suspension or Termination of Plan

6

ARTICLE 7

GENERAL

6

7.1

Administration

6

7.2

Advisors

6

7.3

Expenses of Plan

6

7.4

U.S. Securities Laws

6

7.5

Legend on Certificates

6

7.6

Governing Law

7

7.7

Enurement

7

7.8

Interpretation

7

7.9

Adoption

7

7.10

Reference Date

7

-i-

ANORMED INC.

EMPLOYEE SHARE PURCHASE PLAN

ARTICLE 1
PURPOSE

1.1

General Purpose.  The purpose of this Plan is to promote the interests of the Company and its employees by:

(a)

furnishing employees and directors with an opportunity to invest in the Company in a simple and cost-effective manner; and

(b)

better aligning the interests of employees and directors with those of the Company and its shareholders through the ownership of Common Shares of the Company.

ARTICLE 2
DEFINITIONS AND INTERPRETATION

2.1

Definitions.  In this Plan unless the context otherwise requires:

"Affiliate" of any body corporate means: (i) any other body corporate which is a subsidiary of such first-mentioned body corporate; and (ii) any partnership in which such first-mentioned body corporate or any body corporate referred to in clause (i) above is a general partner;

"Board of Directors" means the board of directors of the Company as constituted from time to time;

"Committee" means the committee of the Board of Directors charged by the Board of Directors with, among other things, the administration of this Plan or, if at any time such a committee has not been appointed or designated by the Board of Directors, the Board of Directors as a whole;

"Common Shares" means common shares without par value in the capital of the Company, or such shares of any other class or other securities into which such shares may be changed, redesignated, reclassified, converted or exchanged;

"Company" means AnorMED Inc.;

"Effective Date" means September 1, 1998:

"Eligible Employee" means an employee or director of a Participating Employer who is designated as such by the Committee;

"Employee Contribution" means the payment made by an Eligible Employee to the Company pursuant to Section 5.1;

"Market Price" on any date, means the simple average of the daily high and low board lot trading prices of Common Shares on the TSE, for the five trading days immediately preceding such date, less a 15% discount;

"Participating Employer" means (i) the Company; or (ii) any subsidiary of the Company designated by the Committee and by such subsidiary participating in this Plan; as the case may be;

"Plan" means this Employee Share Purchase Plan as the same may be amended, supplemented, modified or restated and in effect from time to time;

"Subsidiary" has the meaning, which that term had in the Canada Business Corporations Act in effect on September 1, 1998;

"TSE" means the Toronto Stock Exchange.

ARTICLE 3
ELIGIBILITY AND ENTITLEMENT

3.1

Designation of Eligible Employees.  Subject to Sections 3.3, 3.4 and 3.5 the Committee may from time to time after the Effective Date designate as an Eligible Employee any employee or director of any Participating Employer whose participation in this Plan would, in the opinion of the Committee, accomplish the purpose of this Plan and determine the number of Common Shares which, subject to the provisions hereof, may be subscribed for by such Eligible Employee.

3.2

Purchase or Subscription Price.  The price for Common Shares to be acquired pursuant to Section 3.1 will be the Market Price on the date on which such Eligible Employee agrees to participate in this Plan and has complied with the provisions of Section 4.1 hereof.

3.3

Further Participation.  The Committee may determine from time to time that an Eligible Employee on whose behalf Common Shares have been subscribed for pursuant to this Plan is entitled to further participation hereunder.

3.4

Maximum Number of Shares.  The Company hereby sets aside and reserves a  maximum of 400,000 Common Shares which may be issued under this Plan from and after the Effective Date subject to any reduction required by the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any stock exchange or other organized market on which the Common Shares may from time to time be listed or traded.  No more than 10,000 Common Shares may be issued to an Eligible Employee under this Plan in any three-year period.

ARTICLE 4
PARTICIPATION BY ELIGIBLE EMPLOYEES

4.1

Enrolment by a Participating Eligible Employee.  An Eligible Employee may elect to enrol and participate in this Plan by signing and delivering to the Company the following

(in each case in such form and on such terms and conditions as the Committee in its discretion deems appropriate and consistent with the provisions of this Plan):

(a)

an Enrolment and Subscription Agreement; and

(b)

an Employee Contribution.

4.2

Participation Voluntary.  Participation by any person identified as an Eligible Employee in this Plan is entirely voluntary and any decision by an Eligible Employee not to participate will not affect such Eligible Employee's employment with the Participating Employer. Nothing contained in this Plan or in any agreement, instrument or document delivered pursuant hereto will give any Eligible Employee the right to be employed or to continue to be employed by the Participating Employer.

ARTICLE 5
SUBSCRIPTION FOR COMMON SHARES

5.1

Employee Contribution.  An Eligible Employee who has elected to enrol and participate in this Plan may deliver to the Company a bank draft, certified cheque or other form of payment acceptable to the Company in the amount of the Eligible Employee's Employee Contribution, for the subscription for Common Shares by the Eligible Employee.

5.2

Issue of Shares on Subscription.  Forthwith upon receipt by the Company from an Eligible Employee of the documents referred to in Section 4.1 and such other documents, instruments or things as may be required by the Committee in respect of the subscription for Common Shares at the Market Price at the time of payment of the Employee Contribution, the Company shall issue such Common Shares to the Eligible Employee.

5.3

Four Month Resale Restriction.  In addition to being subject to any transfer restrictions under applicable laws, rules or regulations, Common Shares issued by the Company under the Plan may not be resold by the Eligible Employee for a period of four months from their date of issue and the share certificate representing such Common Shares will bear a legend to the following effect:

"The shares represented by this certificate have been issued pursuant to the Company's Employee Share Purchase Plan and, pursuant to the terms and conditions of such Plan, may not be transferred prior to [four month date] without the express written consent of the Company."

5.4

Representations and Warranties of Employee.  In connection with the subscription to be made by the Eligible Employee hereunder, by agreeing to participate in this Plan, the Eligible Employee shall be deemed to have represented and warranted to the Company that:

(a)

the Employee has not been induced to enter into the Enrolment and Subscription Agreement or to subscribe for the Common Shares by the expectation of employment or continued employment by the Company or any of its subsidiaries;

(b)

the Employee will be subscribing for the Common Shares as principal for his or her own account and not for the benefit of any other person, for the purpose of investment only and not with a view to, or for sale in connection with, any distribution thereof,

(c)

the Employee acknowledges that the Common Shares which may be issued under this Plan have not and will not be registered or qualified under applicable securities laws and are being issued in reliance on exemptions from the requirement under applicable securities laws for the Company to, among other things, prepare, file and deliver to the Employee a prospectus or other registration document and that, as a result:

(i)

no securities commission or similar regulatory authority has reviewed or passed on the merits of an investment in the Common Shares;

(ii)

the Employee will not receive a prospectus and the Company is not required to provide the Employee with the information that would otherwise be required to be provided to the Employee under applicable securities laws in a prospectus;

(iii)

the Employee will not be entitled to certain civil remedies that otherwise would be available under applicable securities laws were the Common Shares to be sold under a prospectus;

(iv)

the Employee will not receive the benefits associated with the purchase of securities distributed under a prospectus, including the review of materials by securities regulatory authorities; and

(v)

the Employee will not have the benefit of the protection that might have been available by having a broker or dealer act on the Employee's behalf in connection with such purchase, including their view as to the suitability of an investment in the Common Shares;

(d)

the Employee believes that he or she is able to evaluate the merits and risks of an investment in the Common Shares in that he or she has sought such advice as the Employee considers necessary from their registered securities adviser, broker or financial or other advisers, none of whom are insiders of, or in a special relationship with, the Company, or the Employee considers that he or she has knowledge and experience in financial or business affairs as to be capable of doing so;

(e)

the Employee or his or her advisers have had the opportunity to ask questions of, and received adequate answers from, representatives of the Company concerning its business and affairs and the terms and conditions of this Agreement and Plan in order for the Employee or his or her advisers to evaluate the merits and risks of a purchase of the Common Shares;

(f)

the Employee acknowledges that the purchase of the Common Shares involves risk, that there is no government or other guarantee or insurance covering the Common Shares and that the Employee may lose his or her investment;

(g)

the subscription for the Common Shares has not been made by the Employee as a result of any verbal or written representation as to fact or otherwise made by or on behalf of the Company or any other person, including a representation as to the future value or the purchase or redemption of the Common Shares;

(h)

the Employee understands that the Common Shares may be subject to resale restrictions under applicable security laws and agrees that it is the Employee's responsibility to investigate and comply with those rules; and

(i)

the Employee acknowledges that the Common Shares which may be issued under this Plan may be subject to such conditions or restrictions as the TSE may impose as a condition of its acceptance of the Plan or a subscription thereunder, and the Employee agrees that (i) he or she will hold the Common Shares for such period, if any, as may be required by the TSE; (ii) that the price at which the Common Shares are to be purchased or issued may be adjusted, as required by the TSE; and (iii) the representations, warranties and covenants in any undertaking or other document which may be required by the TSE, if any, are incorporated by reference in the Enrolment and Subscription Agreement and shall be considered to have been given thereunder.

5.5

Representations and Warranties Survive.  By agreeing to participate in this Plan, the Employee shall thereupon be deemed to have acknowledged and agreed that the representations, warranties and covenants made by the Employee with respect to this Plan have been given or made with the intent that they be relied upon by the Company in determining, in part, the availability to the Company of exemptions from the registration and prospectus requirements under applicable securities laws, and that such representations and warranties shall survive the acceptance of the Enrolment and Agreement by the Company and the purchase and sale of the Common Shares and will continue in full force and effect.

5.6

Further Assurances.  The Employee shall, on demand by the Company, execute and deliver all such further documents and instruments and do all such further acts and things as the Company may reasonably request to evidence, carry out and give full effect to the terms, conditions, intent and meaning of the Enrolment and Subscription Agreement and the terms and conditions of this Plan.

ARTICLE 6
AMENDMENT AND TERMINATION OF PLAN

6.1

Amendment, Suspension or Termination of Plan.  The Company may at any time and from time to time suspend, amend, supplement, modify, restate or terminate this Plan in whole or in part by resolution of the Board of Directors, provided that such suspension, amendment, modification, restatement or termination of this Plan does not deprive any Eligible Employee of any benefits that have accrued on or prior to the date thereof.

ARTICLE 7
GENERAL

7.1

Administration.  This Plan will be administered by the Committee. The Board of Directors will take all steps which in its opinion are required to ensure that the Committee has the necessary authority to fulfil its functions under this Plan. In connection therewith, the Committee may make such rules or regulations as it sees fit for the proper functioning of this Plan.

7.2

Advisors.  The Company or the Committee may from time to time appoint or engage accountants, lawyers and other personnel they may deem necessary or desirable for the proper administration of this Plan.

7.3

Expenses of Plan.  The Company shall pay all administrative expenses of this Plan, including applicable brokerage commissions.

7.4

U.S. Securities Laws.  This Plan and the Common Shares subscribed for by Eligible Employees have not been registered under the United States Securities Act of 1933 as amended (the "U.S. Securities Act") and such Common Shares may not be offered or sold in the United States of America (including the States and the District of Columbia) and its territories and possessions and other areas subject to its jurisdiction (the "United States") unless registered or an exemption from registration is available under the U.S. Securities Act. The Company may from time to time take such steps and require such documentation from any Eligible Employee which in its opinion is necessary or desirable to ensure compliance with all applicable laws, including (i) the applicable corporate and securities laws and regulations of Canada (including the Provinces) and the applicable securities laws and regulations of the United States, and any political subdivision of any such jurisdiction, (ii) the bylaws, rules and regulations of any stock exchange or other organized market on which the Common Shares may from time to time be listed or traded and (iii) the withholding provisions of the Income Tax Act (Canada), as amended, and of the United States Internal Revenue Code of 1986, as the same may be amended.

7.5

Legend on Certificates.  The Company may also from time to time take such steps- which in its opinion are necessary or desirable to restrict the transferability of any Common Shares acquired as contemplated pursuant to this Plan in order to ensure such compliance, including the endorsement of a legend on any certificate representing Common Shares acquired to the effect that such Common Shares may not be offered, sold or delivered except in compliance with the applicable securities laws and regulations of Canada or the United States.

7.6

Governing Law.  This Plan and the rights of all parties hereunder will be construed and governed according to the laws of British Columbia.

7.7

Enurement.  This Plan will enure to the benefit of and be binding upon the Company, its successors and assigns. The rights of an Eligible Employee under this Plan are not assignable or transferable and are exercisable only by such Eligible Employee or, in the event of the death of such Eligible Employee or the appointment of a committee of the estate of such Eligible Employee on the grounds that such Eligible Employee is incapable, by reason of physical or mental infirmity, of managing such Eligible Employee's affairs, such Eligible Employee's legal representative or committee, as the case may be.

7.8

Interpretation.  Except as otherwise provided herein, any question arising as to the interpretation of this Plan (including any disputes or disagreements which may arise under, as a result of or in any way related to the application of this Plan) will be determined by the Committee and, absent manifest error, any such determination will be conclusive and binding on the Company and all Eligible Employees for all purposes.

7.9

Adoption.  This Plan has been adopted by the Board of Directors on August 24, 1998.

7.10

Reference Date.  The Plan shall be dated for reference September 1, 1998, as amended as of <*> , 2003.